August 2015

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BTS Asset Management, Inc.

CODE OF ETHICS

All of us within BTS Asset Management, Inc. (“BTS”) are responsible for maintaining the very highest ethical standards when conducting business. In keeping with these standards, we must always place the interests of clients ahead of our own. Moreover, we should adhere to the spirit as well as the letter of the law and be vigilant in guarding against anything that could color our judgment.

Over the years we have earned a reputation for the highest integrity. Regardless of lesser standards that may be followed through business or community custom, we must observe exemplary standards of openness, integrity, honesty and trust. Accordingly, we have adopted certain standards as described below for the purpose of deterring wrongdoing and promoting: 1) honest and ethical conduct; 2) full, fair, accurate, timely and understandable disclosure in reports and documents; 3) compliance with applicable laws (including federal and state securities laws), rules, and regulations; 4) the prompt internal reporting of violations of our Code of Ethics; and 5) accountability for adherence to our Code of Ethics.

Although specific policies are discussed in more detail below, these are general guidelines that all BTS employees must be aware of and follow:

•	It is a crime in the U.S. and many other countries to transact in a company’s securities while in possession of material nonpublic information about the company. If there is any question as to whether you’ve received material information (typically from a company “insider”) you should contact the Chief Compliance Officer to discuss.

•	You must not knowingly misrepresent, or cause others to misrepresent, facts about BTS to clients, regulators, or any other member of the public. Disclosure in reports and documents must be fair and accurate.

•	You must not accept extravagant gifts or entertainment from persons or companies who are trying to solicit business from BTS. BTS’ Gifts and Entertainment Policy is summarized below.

•	Safeguarding nonpublic information- All employees are responsible for safeguarding nonpublic information about securities recommendations, client holdings, and client information (for example, investment meeting discussion notes, current fund/client transaction information). Information may be shared with third parties that BTS works with for the normal management of client accounts.

•	Other types of information (for example, marketing plans, employment issues, etc.) may also be confidential and must not be shared with individuals outside the company without the express consent of the Chief Executive Officer or President (except those retained to provide services for BTS).

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Failure to adhere to our Code of Ethics may result in disciplinary action being taken, including termination and reporting to state and/or federal authorities

Participation in IPOs and Private Placements: BTS employees and their immediate family members residing in their household must get prior approval before investing in Initial Public Offerings (IPOs) and Private Placements.

Annual Certification of Code of Ethics:

Each employee will receive a copy of the Code of Ethics annually and is responsible for certifying in writing that they have read and understood the Code of Ethics. The Code of Ethics includes BTS’ Insider Trading Policy (discussed in detail below). The annual certification includes both the Code of Ethics and the Insider Trading Policy.

Reporting Violations:

You have a responsibility to report to the Chief Compliance Officer any violations of our Code of Ethics, including: (i) fraud or illegal acts involving any aspect of our business; (ii) noncompliance with applicable laws, rule and regulations; (iii) intentional or material misstatements in our regulatory filings, internal books and records or client records or reports; or (iv) activity that is harmful to our clients.

Deviations from controls or procedures that safeguard the company, including the assets of clients, must also be reported. Reported violations of the Code of Ethics will be investigated and appropriate actions will be taken.

You can report confidentially to:

•	Your manager or department head
•	BTS’s Chief Compliance Officer (must ultimately receive all reports of violations)
•	BTS’s CEO

BTS’s Gifts and Entertainment Policy – Conflicts of Interest:

The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage. No gift or entertainment should ever be offered, given, provided or accepted by any BTS employee in connection with BTS’ business unless it

(1) is consistent with customary business practices, (2) is not excessive in value, (3) cannot be construed as a bribe, payoff or kickback and (4) does not violate any laws or regulations. A conflict of interest occurs when the private interests of employees interfere or could potentially interfere with their responsibilities at work. Employees must not place themselves or the company in a position of actual or potential conflict.

No BTS employee shall provide to or accept from any client or prospective client, or person or entity that does or seeks to do business with or on behalf of BTS, more than $100 worth of gifts per year (this limit does not include nominal logo/promotional items). No BTS employee may give or accept cash or cash equivalent gifts.

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BTS employees may provide to or accept from any client or prospective client, or person or entity that does or seeks to do business with or on behalf of BTS a business entertainment event such as a dinner, golf outing, theater or sporting event if the person or entity providing the entertainment is present and as long as the event is not extravagant or excessive so as to give the appearance of impropriety. When giving a gift or extending entertainment on behalf of BTS, it is important to keep in mind that giving an extravagant gift or entertaining excessively or lavishly may create the appearance of conflict. BTS employees should also be aware that certain laws or rules may prohibit or limit gifts or entertainment extended to public officials – especially those responsible for investing public funds.

BTS employees are required to report all entertainment and gifts that were given and received within 30 days of receiving them via the Mycompliance software. Please keep in mind that Regulators, while on site for examinations, have the ability to review e-mails and cross reference them with documents they have obtained from other firms. Any discrepancy in reporting will be considered a violation, subjecting BTS and the employee to discipline.

Political and Charitable Contributions:

Background: Rule 206(4)-5 of the Advisers Act provides that an adviser who makes political contributions to an elected official who is in a position to influence the selection of the adviser to provide advisory services to a government entity will be barred for two years from providing advisory services for compensation to that government entity. The rule applies to the adviser as well as certain executives and employees of the adviser.

Rule 206(4)-5 also prohibits an adviser from paying a third party, such as a solicitor or placement agent, to solicit a government client on behalf of the adviser, unless the solicitor or placement agent is a “regulated person” subject to prohibitions against engaging in pay-to-play practices. Further, the rule prevents an adviser from coordinating or asking another person or political action committee (“PAC”) to make contributions to an elected official, candidate, or political party for purposes of influencing the selection of the adviser. Finally, the rule prohibits an adviser and certain of its executive officers and employees from engaging in pay-to-play conduct indirectly, such as by directing or funding contributions through third parties such as spouses, lawyers, or companies affiliated with the adviser, if that conduct would violate the rule if the adviser engaged in it directly.

Rule 206(4)-5 applies to any adviser registered or required to register with the SEC, as well as any adviser not registered in reliance on Section 203(b)(3) of the Advisers Act.

1.	Restrictions on Political Contributions. Rule 206(4)-5 makes it unlawful for an adviser to receive compensation for providing advisory services to a government entity for a two-year period after the adviser or any of its covered associates makes a political contribution to an elected official or candidate of a government entity that is in a position to directly or indirectly influence the hiring of the adviser or has the authority to appoint a person who could directly or indirectly influence the hiring of the adviser.

a.	The term “contribution” includes a gift, subscription, loan, advance, deposit of money or anything of value made for the purpose of influencing an election for federal, state or local office, including any payment of debt incurred in connection with an election. A contribution

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also includes transition or inaugural expenses of the successful candidate for state or local office. Transition or inaugural expenses of a successful candidate for federal office are not included in the definition. The SEC would not consider donations of time by an individual to be a contribution, provided the donation of time is not made at the adviser’s request and the adviser’s resources, such as office space and telephone are not used.

Any expenses incurred by an adviser in hosting a fundraising meeting or conference for a candidate or official would be a contribution by the adviser, thereby triggering the two-year time-out on the adviser receiving compensation for providing advisory services to the government entity over which that official has influence. Such expenses may include, but are not limited to, the cost of the facility, the cost of refreshments, any expenses paid for administrative staff or the payment or reimbursement of any of the government official’s expenses for the event. The de minimis exception discussed below would not be available with respect to these expenses because they would have been incurred by the firm, not by a natural person.

b.	An “official” is defined in the rule to mean any person (including the campaign committee for that person) who, at the time of the contribution, was an incumbent, candidate or successful candidate for elective office of a government entity, if the office is directly or indirectly responsible for or can influence the hiring of an adviser by a governmental entity or has the authority to appoint any person who is directly or indirectly responsible for or can influence the hiring of an adviser by a governmental entity. An incumbent state or local official running for a federal office would continue to be an “official” under the rule not because of the office he is running for, but because of the office he currently holds.

c.	Under the rule, “covered associates” include the adviser’s general partners, managing members, executive officers, or other individuals with similar status or function. The term also includes any employee who solicits a government entity for the adviser and any person who directly or indirectly supervises that employee. Finally, the term also includes any PAC controlled by the adviser or any of its covered associates. An adviser and its covered employees are considered to control a PAC if each has the ability to direct or cause the direction of the governance or operation of the PAC.

d.	The term “executive officers” includes: (i) the adviser’s president; (ii) any vice president in charge of a principal business unit, division or function; (iii) any other officer of the adviser who performs a policy-making function; and (iv) a person who performs similar policy-making functions for the adviser. Whether an individual is an executive officer depends on his function not title. Contributions by non-executive employees (other than those who solicit government entities) would not trigger the rule, unless the adviser or any of its covered associates used the person to indirectly make a contribution.

e.	Two-Year Timeout. Advisers making contributions covered by the rule would not be prohibited from providing advisory services after triggering the two-year “timeout,” but would be prohibited from receiving compensation for providing advisory services during that time. The two-year timeout begins to run once the contribution is made and not when the contribution is discovered by the adviser or the SEC examination staff. An adviser’s fiduciary duties may

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obligate it to continue to provide advisory services without compensation for a reasonable period of time after the two-year timeout is triggered.

Under the rule, the two-year time-out continues to apply to an advisory firm after the covered associate who made the triggering contribution has left the firm. In addition, the two-year time- out applies to any new advisory firm that, within two years after the contribution was made, employs a person who made the contribution. However, the two-year time-out will not be applicable to a covered associate’s new advisory firm if the contribution that would normally trigger the time-out is made more than six months prior to the individual becoming a covered associate of the new firm, unless the person, after becoming a covered associate, solicits clients.

f.	Exceptions. Rule 206(4)-5(b)(1) permits two exceptions to the two-year timeout applicable to contributions made by covered associates.

(1)	De Minimis Exception. Each covered associate, if a natural person, may make an aggregate contribution without triggering the two-year timeout of up to $350 to an elected official or candidate for whom the covered associate is entitled to vote and up to $150 per election to an elected official for whom the individual is not entitled to vote. The $350 limit applies per covered employee and is not an aggregate limit for all of an adviser’s covered associates.

(2)	Returned Contributions. This exception is available to contributions by a covered associate, if a natural person, that in the aggregate do not exceed $350 per official, per election. In order to qualify for this exception, the adviser must have discovered the contribution within four months of the date the contribution was made and, within 60 calendar days of learning of the contribution, must cause the contribution to be returned to the contributor. An adviser with more than 50 employees may rely on this exception three times in any calendar year, while advisers with 50 or fewer employees may rely on this exception no more than twice in a calendar year. No adviser may rely on the exception more than once with respect to the same covered associate, regardless of the time period.

Both of these exceptions are applicable only to contributions made by natural persons, not to contributions made by the advisory firm.

2.	Prohibition on the Use of Third-Party Solicitors. Rule 206(4)-5(a)(2)(i) makes it unlawful for an adviser subject to the rule and its covered associates to make or agree to make payments to any third- party solicitor or placement agent, directly or indirectly, to solicit a government entity for advisory business, unless the solicitor or placement agent is a “regulated person” subject to prohibitions against engaging in pay-to-play practices.

a.	A “regulated person” is a registered investment adviser or broker/dealer who is in compliance with applicable pay-to-play regulations. An adviser must immediately cease compensating a solicitor who no longer meets the definition of a “regulated person.” Advisers compensating other advisers who qualify as regulated persons for soliciting government entities must adopt policies and procedures reasonably designed to prevent a violation of the rule.

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b.	The rule defines “payment” to mean any gift, subscription, loan, advance, deposit of money, or anything of value, and would include payments to pension consultants for performing various services, such as sponsoring conferences, if those services are intended to obtain government clients. Unlike the definition of “contribution,” the definition of “payment” does not include the limiting language relating to the purposes for which the money is given.

The rule applies only to third-party solicitors who solicit government entities for advisory services. The prohibition does not apply to the solicitation activities of the adviser’s employees, general partners, managing members, executive officers, or other individuals with similar status or functions. A violation of this section of the rule does not trigger the two-year ban on compensation, but would be a violation of the rule.

3.	Ban on Solicitation or Coordination of Contributions. Rule 206(4)-5(a)(2)(ii) makes it unlawful for an adviser subject to the rule and its covered associates to coordinate or solicit any person or PAC to make contributions to an official of a government entity to which the adviser is providing or seeking to provide investment advisory services, or to make payments to a political party of a state or locality where the adviser is providing or seeking to provide investment advisory services to a government entity.

a.	The SEC declined to draw a bright line on what activities involve coordination or solicitation of a contribution, stating that whether a particular activity involves coordination or solicitation of a contribution or payment for purposes of the rule will depend on the facts and circumstances. However, the SEC did note in the adopting release that an adviser who consents to the use of its name on fundraising literature for a candidate would be soliciting contributions for that candidate. Similarly, an adviser who sponsors a meeting or conference that features a government official as an attendee or guest speaker and that involves fundraising for the government official would be soliciting contributions for that official.

b.	An adviser is deemed to be “seeking to provide” advisory services to a government entity when it responds to a request for proposal, communicates with a government entity regarding that entity’s formal selection process for advisers, or engages in some other solicitation of investment advisory business of the government entity.

4.	Prohibition on Certain Indirect Activities. To ensure that advisers and government officials do not structure pay-to-play arrangements in a way that attempts to evade the prohibitions of the rule, the rule includes a provision that makes it unlawful for an adviser or any of its covered associates to do anything indirectly that, if done directly, would result in a violation of the rule. As a result, an adviser and its covered associates may not funnel payments through third parties, including, for example, consultants, attorneys, family members, friends, or companies affiliated with the adviser as a means to circumvent the rule.

5.	Application to Covered Investment Pools. An adviser to certain pooled investment vehicles in which a government entity invests or is solicited to invest, is treated as though the adviser were providing or seeking to provide investment advisory services directly to the government entity. Thus, a political contribution to a government official that would, under the rule, trigger the two-year timeout from providing advice for compensation to the government entity would also trigger a two-

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year timeout from the receipt of compensation for the management of those assets through a covered investment pool. Covered investment pools include registered investment companies, hedge funds, private equity funds, and collective investment trusts.

a.	The term “covered investment pool” include any investment company registered under the 1940 Act that is an investment option of a plan or program of a government entity. A “plan or program of a government entity” is defined to mean a participant directed plan established by a state or political subdivision, including 529 plans, 403(b) plans, 457 plans, or any similar plan or program.

b.	The term “covered investment pool” also includes any company that would be an investment company under Section 3(a) of the 1940 Act but for the exclusions provided by Sections 3(c)(1), 3(c)(7) or 3(c)(11) of the 1940 Act.

If a government entity is an investor in a covered investment pool at the time a contribution triggering a two-year timeout is made, the adviser must forgo any compensation related to the assets invested or committed by that government entity.

6.	Sub-advisers. By the terms of the rule, if an adviser or sub-adviser makes a contribution that triggers the two-year timeout, the sub-adviser or adviser, as applicable, that did not make the triggering contribution could continue to receive compensation from the government entity, unless the arrangement were a means to do indirectly what the adviser or sub-adviser could not do directly under the rule. Advisers to underlying funds in a fund-of-funds arrangement are not required to look through the investing fund to determine whether a government entity is an investor in the investing fund unless the investment was made in that manner as a means for the adviser to do indirectly what it could not do directly under the rule.

7.	SEC Exemptions. Rule 206(4)-5 contains a provision authorizing the SEC to exempt advisers from the timeout requirements where the adviser discovers the contributions that trigger the compensation ban only after they have been made or when the imposition of the prohibitions is unnecessary to achieve the rule’s intended purpose. Rule 206(4)-5(e) lists the factors to be considered by the SEC in determining whether to grant an exemption. An adviser seeking an exemption could place into an escrow account any advisory fees earned between the date of the contribution triggering the prohibition and the date on which the SEC determines whether to grant an exemption. The escrow account would be payable to the adviser if the SEC grants the exemption. If the SEC does not grant the exemption, the fees contained in the account would be returned to the government entity client.

8.	Recordkeeping Requirements. Rule 204-2 under the Advisers Act requires an adviser who is registered or required to be registered with the SEC to make and keep records of contributions made by the adviser and covered associates to government officials and candidates, payments to state or local political parties and PACs, and the names of regulated persons the adviser pays for solicitation services. The amendments only require advisers to make and keep records of their covered associates, and their own contributions, if they provide advisory services to a government client. However, an adviser who does not maintain these records because it currently does not have any government entity clients risks violating Rule 206(4)-5 and subjecting itself to the two-year timeout if it ultimately obtains a government entity client.

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The records of contributions and payments are required to be in chronological order and indicate the name and title of the contributor, the name and title of the recipient, the amount and date of each contribution or payment, and whether the contribution or payment was subject to an exception provided by the rule. The records would need to be maintained for five years, the first two in the office of the investment adviser.

Procedures:

1.	Prior to commencement of employment, all new covered associates must disclose in writing all political contributions to elected officials or candidates for office made within the last 24 months. The disclosure shall include:

a.	The name of the elected official or candidate;

b.	The name of the elected office held by the official or sought by the candidate;

c.	The date of the contribution; and

d.	The amount contributed.

2.	All covered associates must obtain pre-clearance through MyCompliance software before contributing the following to an elected official or candidate for office:

a.	Gifts;

b.	Subscriptions;

c.	Loans, advances, or deposits of money;

d.	Payment of debt incurred in connection with an election;

e.	Transition or inaugural expenses; or

f.	Anything of value made for the purpose of influencing an election for federal, state, or local office.

3.	All covered associates must obtain pre-clearance through MyCompliance software before donating time to the election campaign of an elected official or candidate for elected office.

4.	Covered associates must obtain pre-clearance through MyCompliance before hosting a fundraising meeting or conference for a candidate or official, or volunteering to bear expenses associated with such fundraising meeting or conference.

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5.	On an annual basis, all covered associates must disclose in writing all political contributions to elected officials or candidates for office and volunteer work in connection with the campaigns of such elected officials or candidates for office made within the last 24 months.

6.	If BTS discovers a political contributions made in violation of Rule 206(4)-5 for which an exception is not available:

a.	If assets of the government entity are managed in a separate account, BTS shall:

(1)	Return all compensation promptly upon discovering the triggering contribution; and

(2)	waive the advisory fee or terminate the contract with the governmental entity.

b.	If the government entity is invested in a private pool, BTS shall:

(1)	cause the pool to redeem the investment of the government entity; or

(2)	waive or rebate the portion of its fees or any performance allocation or carried interest attributable to assets of the government client.

c.	If the government entity is invested in a registered investment company, BTS shall:

(1)	waive its advisory fee for the fund as a whole in an amount approximately equal to fees attributable to the government entity; or

(2)	rebate the government entities portion of the advisory fee to the fund as a whole.

Insider Trading:

INSIDER TRADING STATEMENT OF POLICY AND PROCEDURES

Statement of Policy:

BTS forbids any officer, director or employee from trading, either personally or on behalf of others, including client accounts, while in possession of material nonpublic information in violation of the law. Every officer, director, and employee must read, retain and sign annually that they have received and understand the Insider Trading Policy as part of BTS’ Code of Ethics. Any questions regarding the Company’s Policy and Procedures should be referred to the Chief Compliance Officer.

Generally, it is illegal to trade in securities while you are in possession of material nonpublic information that might affect the value of those securities or to transmit that information to others who trade in those securities. Because the law of insider trading involves a number of complex legal interpretations, the Company requires every officer, director or employee to confer with the Chief Compliance Officer and obtain clearance in writing, before any securities transactions involving material nonpublic information is entered into. The Chief Compliance Officer will determine whether

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proceeding with the proposed transaction would involve substantial risks that the transactions would violate the law. Every officer, director, and employee of the Company must follow the procedures described below or risk serious sanctions, including dismissal, substantial personal liability and criminal penalties, including jail sentences.

Procedures to Implement Policy Statement

1.	Identifying Inside Information

Before trading for yourself or others, including accounts managed by the Company in the securities of a company about which you may have material nonpublic, or “inside information”, ask yourself the following questions:

i.	Is the information material? That is, information that an investor would consider important in making his or her investment decision. Is this information that would substantially affect the market price of the securities if generally disclosed?

ii.	Is the information nonpublic? To whom has this information been provided? Has the information been effectively communicated to the marketplace by, for example, being published in Reuters, The Wall Street Journal or other publications of general circulation?

If, after consideration of the above, you believe that the information is material and nonpublic, or if you have questions as to whether the information is material and nonpublic, you should take the following steps:

i.	Report the matter immediately to the Company’s Chief Compliance Officer.
ii.	Do not purchase or sell the securities on behalf of yourself or others, including investment companies or private accounts managed by the Company.
iii.	Do not communicate the information inside or outside the Company, other than to the Chief Compliance Officer.

iv.	After the Chief Compliance Officer has reviewed the issue, you will be notified in writing whether you should continue the prohibitions against trading and communications, or whether you may trade and communicate the information.

If, after consideration of the items set forth above, you have any doubt as to whether information is material or nonpublic, or if there is any unresolved questions as to the applicability or interpretation of the foregoing procedures, or as to the propriety of any action, you must discuss it with the Chief Compliance Officer before trading or communicating the information to anyone.

2.	Personal Securities Trading – Clearing and Reporting

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All officers, directors and employees of the Company shall obtain clearance from the Chief Compliance Officer prior to effecting any securities transaction in the securities of a company about which they may have material nonpublic information for their own account or on behalf of their families (including the spouse, minor children and adults living in the same household as the officer, director or employee), or trusts of which they are trustees or in which they have a beneficial interest. After the Chief Compliance Officer has reviewed the issue, he or she shall promptly notify the officer, director or employee in writing of clearance or denial of clearance to trade.

Regardless of whether any securities transaction requires the pre-clearance described above, all officers, directors and employees of the Company must submit and confirm every securities transactions in which they, their families (including the spouse, minor children and adults living in the same household as the officer, director or employee), and trusts of which they are trustees or in which they have a beneficial interest have participated within 30 days after the end of the calendar quarter in which such transaction was effected. The confirmation shall include the name of the security, date of the transaction, quantity, price, and broker-dealer through which the transaction was effected. This requirement will be satisfied through MyCompliance and will be monitored by the Compliance Department.

3.	Restricting Access to Material Nonpublic Information

Information in your possession that you identify as potentially material and nonpublic may not be communicated to anyone, including person within the Company, except as provided in paragraph 1 above. In addition, care should be taken so that such information is secure. For example, files containing material nonpublic information should be sealed; access to computer files containing material nonpublic information should be restricted.

4.	Restricting Access to BTS Funds Trading Information and Trading Restrictions

BTS is the investment adviser to several open-end mutual funds (“BTS Fund”). As the investment manager to the BTS Funds and often trading in large blocks of securities, transactions in the BTS Funds can affect the prices of securities that the BTS Funds may be trading in. Employees with knowledge of BTS Funds transactions must limit this information to a need-to-know basis and must not share this information with any other employees or the general public. BTS maintains a Trade Restriction list that must be adhered to. Employees must pre-clear all transactions through MyCompliance prior to initiating any security trades and make sure that their intended security purchase or sale does not involve a restricted security. Any transactions in restricted securities would need to be approved by the Chief Compliance Officer, although most likely the trades would not be approved unless the CCO in consult with the Investment Committee can determine that the transaction would not harm clients.

Personal Investing Policy:

As an employee of BTS Asset Management, you may have access to confidential information. This places you in a position of special trust.

You are with a company that is responsible for the management of substantial assets belonging to BTS clients. The law, ethics and our own policy place a heavy burden on all of us to ensure that the highest standards of honesty and integrity are maintained at all times.

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There are several rules that must be followed to avoid possible conflicts of interest in personal investments. Keep in mind, however, that placing the interests of clients first is the core principle of our policies and applies even if the matter in not covered by a specific provision. BTS employees may be tempted to use their position and knowledge of impending trades that will affect the market. In the worst case scenario, a BTS employee may have knowledge of potential trades to be made on behalf of BTS clients and will purchase or sell stock for a personal account immediately before a client’s planned purchase or sale knowing that they will benefit from the temporary price effect of the client’s transaction. Such conduct is considered prohibited frontrunning and may be deemed a material violation of the BTS code of Ethics, warranting discipline up to and including termination and reporting to state and/or federal authorities.

Access Persons:

All employees are considered “Access Persons” and are covered under the Personal Investing Policy.

Access persons must conduct their personal securities transactions in such a way that they do not conflict with the interests of client accounts. This policy also includes securities transactions of family members living in the covered person’s household and any trust or custodianship for which the employee is a trustee or custodian. A conflict may occur if you, or a family member in the same household, or a trust or custodianship for which you are a trustee or custodian, have a transaction in a security when client accounts are considering or concluding a transaction in the same security.

For purposes of this Policy, “access persons” include immediate family members living in the same household.

Initial and Annual Holdings Reports

All employees must submit a list of portfolio holdings and securities accounts within 10 calendar days of becoming an access person, an employee. In addition, all employees will be required to review and update their holdings and securities account information annually. Holdings are reported and confirmed using MyCompliance and will be reviewed by the Chief Compliance Officer or his designee. The initial and annual holdings report for the Chief Compliance Officer will be reviewed by the CEO.

Reporting transactions

Employees must submit and confirm quarterly securities transactions for most types of securities. Confirmations of transactions are due no later than 30 calendar days after the end of the quarter. Confirmation of securities transactions is done through MyCompliance and will be reviewed by the Chief Compliance Officer or his designee. The quarterly securities transactions report for the Chief Compliance Officer will be reviewed by the CEO.

Report Only:

•	Individual stocks and bonds

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•	Open-end investment companies (mutual funds) that the Company serves as an investment adviser to, the BTS Funds.
•	Purchases or sales of any fund that is not a U.S. registered open-end investment company (including closed end funds and funds registered outside the U.S. such as OEICs and Luxembourg SICAVs or FCPs)
•	Closed-end funds
•	Purchases or sales of index funds or exchange traded funds
•	Gifts or bequests (either receiving or giving) of securities
•	Sales pursuant to tender offers
•	Options or futures

Do Not Report:

•	Transactions in U.S. registered open-end investment companies (mutual funds)

- An exception from this exclusion are transactions in the BTS Funds. Since the Company is the investment manager to the BTS Funds, transactions in the BTS Funds must be reported.

•	Money market instruments, including bankers’ acceptances, CDs or other commercial paper or other short-term debt instruments with maturities (at issuance) of one year or less that are rated in one of the highest two rating categories by a Nationally Recognized Statistical Rating Organization or unrated but of equivalent quality
•	Shares of money market funds
•	Transactions and holdings in direct obligations of the U.S. Government
•	Transaction in units of a unit investment trust
•	Transactions in accounts for which you have completely turned over investment decision-making authority to a professional money manager (see “Professionally Managed Accounts” below)

Securities Accounts:

1.	Disclosure of Securities Accounts

You must disclose the following types of accounts through MyCompliance:

•	accounts currently holding securities that are subject to reporting
•	accounts that have the ability to hold securities that are subject to reporting
•	accounts where you (or immediate family members residing with you) have completely turned over investment decision-making authority to a professional money manager

2.	Trade and Holdings Information Transmittal

All accounts subject to reporting must send transaction and holdings information to MyCompliance. New accounts can be added directly on the MyCompliance website. A form may be required to be submitted to the brokerage firm for them to start sending information to MyCompliance and will likely need to be signed by the Compliance Department. Employees should inform their investment broker-dealers that they are employed by an investment organization. In lieu of the broker-dealer submitting the information (the exception), employees

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may submit statements directly to the CCO or his designees as part of the employee’s quarterly transaction attestation and may redact only limited information the employee finds confidential. For purposes of this exception to direct transmittal, employees are only permitted to redact total account value and values held in securities that are not reportable, such as money market funds or open-end mutual funds (other than the BTS Funds). The security information (ticker, cusip, buy/sell dates, etc.) must remain on the report but the values may be redacted. Employees are not permitted, however, to redact the values of reportable securities (ETF’s, stocks, bonds, options, BTS Funds, etc.)

All information received is kept strictly confidential and are maintained by the Compliance Department in accordance with applicable Federal Securities laws.

3.	Pre-Clearance of all Non-Mutual Fund Transactions

All transactions must be pre-cleared through MyCompliance. Trade information entered is automatically checked against the trading guidelines set in MyCompliance. The guidelines contain restrictions on which securities can be transacted in and will automatically approve or deny a trade request based on these guidelines. Failure to follow pre-clearance procedures could lead to disciplinary action. Additionally, obtaining approval from the system to purchase or sell a security an employee knows to be restricted (taking advantage of the system) shall constitute a violation if an employee trades on the basis of that approval if the employee did not take the additional required action of securing permission from the CCO.

4.	Professionally Managed Accounts

If you have an account where you have completely turned over decision-making authority to a professional money manager (who is not covered by our policy), you should have a signed “Professionally Managed Account Exception Memo” on file with the Compliance Department. You must disclose the existence of these accounts and provide the account numbers to the Compliance Department.

Information about particular transactions may be provided to an employee’s supervisor or appropriate Human Resources manager by Compliance Department staff where the transactions are in violation of the Code of Ethics, and may impact the employee’s job performance, or raise conflict of interest-related issues.

Additional Policies for Employees:

BTS employees may act on BTS investment decisions for their own accounts only after a “buy” or “sell” signal has occurred and the process of trading client accounts has commenced. At times other than the signaling of a move, BTS employees may effect transactions in securities for their own accounts independent of a “buy” or “sell” signal. Please note, however, that this does not permit BTS employees to purchase restricted securities without express consent.

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Other Considerations:

Material outside business interests may give rise to potential conflicts of interest. Employees must report if they are a senior officer of or own more than 5% of any private or public company that is or potentially may be doing business with BTS. This reporting requirement also applies to any immediate family member residing within the employee’s household.

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